

Mail Stop 3233

June 14, 2016

Via Email
Mr. Simon J. Leopold
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, MI 48304-2324

> **Re:** **Taubman Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 1-11530**

Dear Mr. Leopold:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Reconciliation of Net Income to Net Operating Income, page 60

1.   We note that you reconcile net operating income from net income through EBITDA, which is also a non-GAAP financial measure. Please clarify how you have complied with all the disclosure requirements outlined within Item 10(e) of Regulation S-K regarding your presentation of EBITDA, specifically, disclosing the reasons why management believes that the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities